Exhibit 12.2

Fox Entertainment Group, Inc.

Computation of Ratio of Earnings to Fixed Charges

	For the three months ended September 30, 2004	For the years ended June 30,
		2004	2003	2002	2001	2000
EARNINGS:
Pretax income from continuing operations (before minority interest)	$512	$2,187	$1,623	$1,020	$394	$269
ADDBACK:
Dividends received from affiliates	2	73	6	24	56	9
Amortization of capitalized interest	8	31	27	27	23	22
Fixed charges	97	259	229	351	427	384

Subtotal earnings	619	2,550	1,885	1,422	900	684
LESS:
Equity losses from affiliates	97	5	1	144	92	90

Earnings available for Fixed Charges	716	2,555	1,886	1,566	992	774
Interest on debt	$76	$186	$174	$297	$376	$316
Capitalized interest	9	42	26	22	28	43
Interest element on rental expense	12	31	29	32	23	25
Total Fixed Charges	$97	$259	$229	$351	$427	$384

RATIO OF EARNINGS TO FIXED CHARGES	7.38	9.86	8.24	4.46	2.32	2.02